                             SHACK & SIEGEL, P.C.
                                530 FIFTH AVENUE
                            NEW YORK, NEW YORK 10036


                                                        October 19, 1998

BY ELECTRONIC SUBMISSION
------------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Registration Statement on Form S-1
         File Number 333-29589
         Request for Withdrawal
         ----------------------------------

Ladies and Gentlemen:

         Reference is made to the Registration Statement on Form S-1, File Number 333-29589 (the "Registration Statement"), of WHG Resorts & Casinos Inc. (the "Company") relating to its voting common stock, par value $.01 per share, and associated stock purchase rights. Pursuant to Rule 478 of the Securities Act of 1933, as amended (the "Act"), the undersigned, as agent for service of process named in the Registration Statement, hereby makes application on behalf of the Company to immediately withdraw the Registration Statement pursuant to Rule 477 of the Act. This request for withdrawal of the Registration Statement is made due to the fact that the Company was acquired by a wholly-owned subsidiary of Wyndham International, Inc., effective January 16, 1998.

         Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (212) 782-0708.

                                                      Very truly yours,

                                                      /s/ Pamela E. Flaherty
                                                      Pamela E. Flaherty